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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ______)*

_________________3PAR, Inc.__________________

(Name of Issuer)

___________________Common Stock_____________________

(Title of Class of Securities)

_____88580F109_______

(CUSIP Number)

_________________December 31, 2009_____________________

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☐

Rule 13d-1(c)

☒

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 23 pages

CUSIP No 88580F109

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Menlo Ventures IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,877,767
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 8,877,767
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,877,767
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.34%
12.	Type of Reporting Person (See Instructions) PN

Page 2 of 23 pages

CUSIP No. 88580F109

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Menlo Entrepreneurs Fund IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 292,965
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 292,965
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 292,965
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.47%
12.	Type of Reporting Person (See Instructions) PN

Page 3 of 23 pages

CUSIP No. 88580F109

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Menlo Entrepreneurs Fund IX(A), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 36,574
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 36,574
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,574
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.06%
12.	Type of Reporting Person (See Instructions) PN

Page 4 of 23 pages

CUSIP No. 88580F109

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) MMEF IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 164,055
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 164,055
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 164,055
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.26%
12.	Type of Reporting Person (See Instructions) PN

Page 5 of 23 pages

CUSIP No. 88580F109

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) MV Management IX, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 9,371,361
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 9,371,361
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,371,361
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 15.13%
12.	Type of Reporting Person (See Instructions) CO

Page 6 of 23 pages

CUSIP No. 88580F109

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Henry D. Montgomery
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 9,371,361
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 9,371,361
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,371,361
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 15.13%
12.	Type of Reporting Person (See Instructions) IN

Page 7 of 23 pages

CUSIP No. 88580F109

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Douglas C. Carlisle
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 9,371,361
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 9,371,361
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,371,361
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 15.13%
12.	Type of Reporting Person (See Instructions) IN

Page 8 of 23 pages

CUSIP No. 88580F109

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) John W. Jarve
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 9,371,361
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 9,371,361
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,371,361
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 15.13%
12.	Type of Reporting Person (See Instructions) IN

Page 9 of 23 pages

CUSIP No. 88580F109

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Sonja H. Perkins
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 9,371,361
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 9,371,361
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,371,361
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 15.13%
12.	Type of Reporting Person (See Instructions) IN

Page 10 of 23 pages

CUSIP No. 88580F109

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Mark A. Siegel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 9,371,361
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 9,371,361
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,371,361
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 15.13%
12.	Type of Reporting Person (See Instructions) IN

Page 11 of 23 pages

CUSIP No. 88580F109

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Kenneth H. Calhoun
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 9,371,361
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 9,371,361
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,371,361
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 15.13%
12.	Type of Reporting Person (See Instructions) IN

Page 12 of 23 pages

CUSIP No. 88580F109

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Arvind Purushotham
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 9,371,361
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 9,371,361
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,371,361
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 15.13%
12.	Type of Reporting Person (See Instructions) IN

Page 13 of 23 pages

CUSIP No. 88580F109

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Pravin A. Vazirani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 9,371,361
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 9,371,361
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,371,361
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 15.13%
12.	Type of Reporting Person (See Instructions) IN

Page 14 of 23 pages

CUSIP No. 88580F109

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Shawn T. Carolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 9,371,361
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 9,371,361
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,371,361
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 15.13%
12.	Type of Reporting Person (See Instructions) IN

Page 15 of 23 pages

INSTRUCTIONS FOR SCHEDULE 13G

Instructions for Cover Page

(1)

Names and I.R.S. Identification Numbers of Reporting Persons—Furnish the full legal name of each person for whom the report is filed—i.e., each person required to sign the schedule itself—including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below).

(2)

If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)	The third row is for SEC internal use; please leave blank.
(4)	Citizenship or Place of Organization – Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.
(5) - (9), (11)

 Aggregate Amount Beneficially Owned By Each Reporting Person, Etc.—Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10)

Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

Page 16 of 23 pages

(12)	Type of Reporting Person—Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

Category

Symbol

Broker Dealer

BD

Bank

BK

Insurance Company

IC

Investment Company

IV

Investment Adviser

IA

Employee Benefit Plan, Pension Fund, or Endowment Fund

EP

Parent Holding Company/Control Person

HC

Savings Association

SA

Church Plan

CP

Corporation

CO

Partnership

PN

Individual

IN

Other

OO

Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Page 17 of 23 pages

Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

GENERAL INSTRUCTIONS

A.

Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B.

Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C.

The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.

(a)

Name of Issuer: 3PAR, Inc.

(b)

Address of Issuer’s Principal Executive Offices:

4209 Technology Drive

Fremont, CA 94538 USA

Page 18 of 23 pages

Item 2.

(a)

Name of Person Filing:

Menlo Ventures IX, L.P. (“MV IX”)

Menlo Entrepreneurs Fund IX, L.P. (“MEF IX”)

Menlo Entrepreneurs Fund IX(A), L.P. (“MEF IX(A)”)

MMEF IX, L.P. (“MMEF IX”)

MV Management IX, L.L.C.. (“MVM IX”)

Henry D. Montgomery (“HDM”)

Douglas C. Carlisle (“DCC”)

John W. Jarve (“JWJ”)

Sonja H. Perkins (“SHP”)

Mark A. Siegel (“MAS”)

Kenneth H. Calhoun (“KHC”)

Arvind Purushotham (“AP”)

Pravin A. Vazirani (“PAV”)

Shawn T. Carolan (“STC”)

(b)

Address of Principal Business Office or, if none, Residence

3000 Sand Hill Road

Building 4, Suite 100

Menlo Park, CA 94025

(c)

Citizenship:

Entities:

MV IX

-

Delaware

MEF IX

-

Delaware

MEF IX(A)

-

Delaware

MMEF IX

-

Delaware

MVM IX

-

Delaware

Individuals:

HDM

-

United States

DCC

-

United States

JWJ

-

United States

SLH

-

United States

MAS

-

United States

KHC

-

United States

AP

-

United States

PAV

-

United States

STC

-

United States

(d)

Title of Class of Securities: Common Stock

(e)

CUSIP Number: 88580F109

Page 19 of 23 pages

Item 3.

If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.

Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		MV IX	MEF IX	MEF IX(A)	MMEF IX	MVM IX	HDM	DCC
(a)	Beneficial Ownership	8,877,767	292,965	36,574	164,055	9,371,361	9,371,361	9,371,361
(b)	Percentage of Class	14.34%	0.47%	0.06%	0.26%	15.13%	15.13%	15.13%
(c)	Sole Voting Power	8,877,767	292,965	36,574	164,055	9,371,361	-0-	-0-
	Shared Voting Power	-0-	-0-	-0-	-0-	-0-	9,371,361	9,371,361
	Sole Dispositive Power	8,877,767	292,965	36,574	164,055	9,371,361	-0-	-0-
	Shared Dispositive Power	-0-	-0-	-0-	-0-	-0-	9,371,361	9,371,361
		JWJ	SHP	MAS	KHC	AP	PAV	STC
(a)	Beneficial Ownership	9,371,361	9,371,361	9,371,361	9,371,361	9,371,361	9,371,361	9,371,361
(b)	Percentage of Class	15.13%	15.13%	15.13%	15.13%	15.13%	15.13%	15.13%
(c)	Sole Voting Power	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	Shared Voting Power	9,371,361	9,371,361	9,371,361	9,371,361	9,371,361	9,371,361	9,371,361
	Sole Dispositive Power	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	Shared Dispositive Power	9,371,361	9,371,361	9,371,361	9,371,361	9,371,361	9,371,361	9,371,361

Instruction:  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Instruction:  Dissolution of a group requires a response to this item.

Not applicable

Page 20 of 23 pages

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable

Item 8.

Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

No reporting person is a member of a group as defined in Section §240.13d-1(b)(1)(ii)(J)

Item 9.

Notice of Dissolution of a Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable

Remainder of page intentionally left blank

Page 21 of 23 pages

Item 10.

Certification

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

February 11, 2010

MENLO VENTURES IX, L.P.

MENLO ENTREPRENEURS FUND IX, L.P

By:

MV Management IX, L.L.C.

By:

MV Management IX, L.L.C.

its general partner

its general partner

By      s/Mark A. Siegel

By      s/Mark A. Siegel

          Managing Member

Managing Member

MENLO ENTREPRENEURS FUND IX(A), L.P

MMEF  IX, L.P

By:

MV Management IX, L.L.C.

By:

MV Management IX, L.L.C.

its general partner

its general partner

By      s/Mark A. Siegel

By      s/Mark A. Siegel

          Managing Member

  Managing Member

MV MANAGEMENT IX, L.L.C.

By      s/Mark A. Siegel

Managing Member

Henry  D. Montgomery

John W. Jarve

Douglas C. Carlisle

Sonja H. Perkins

Mark A. Siegel

Kenneth H. Calhoun

Arvind Purushotham

Pravin A. Vazirani

Shawn T. Carolan

Page 22 of 23 pages

EXHIBITS

A:

Joint Filing Statement

EXHIBIT A

AGREEMENT OF JOINT FILING

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:

February 11, 2010

MENLO VENTURES IX, L.P.

MENLO ENTREPRENEURS FUND IX, L.P

By:

MV Management IX, L.L.C.

By:

MV Management IX, L.L.C.

its general partner

its general partner

By      s/Mark A. Siegel

By      s/Mark A. Siegel

          Managing Member

  Managing Member

MENLO ENTREPRENEURS FUND IX(A), L.P

MMEF  IX, L.P

By:

MV Management IX, L.L.C.

By:

MV Management IX, L.L.C.

its general partner

its general partner

By      s/Mark A. Siegel

By      s/Mark A. Siegel

          Managing Member

  Managing Member

MV MANAGEMENT IX, L.L.C.

By      s/Mark A. Siegel

Managing Member

Henry  D. Montgomery

John W. Jarve

Douglas C. Carlisle

Sonja H. Perkins

Mark A. Siegel

Kenneth H. Calhoun

Arvind Purushotham

Pravin A. Vazirani

Shawn T. Carolan

Page 23 of 23 pages